SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we	6
	filed today with the Securities and Exchange Commission and the Philippine Stock Exchange in connection with the leadership changes and appointments at PLDT.

November 15, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Asst. Corporate Secretary

November 15, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Asst. Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,781 As of Sept. 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 15, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose the leadership changes and appointments at PLDT in line with the Company’s new mission of leading, inspiring and empowering Filipinos with customer-focused digital innovations, in creating a more aligned, cohesive and collaborative organization, as well as strengthening the management team and reinforcing it with global talent that will help propel its digital transformation pivot:

Eric R. Alberto is appointed Chief Revenue Officer (CRO) reporting to the President/CEO effective December 1, 2016. As Head of Enterprise, International and Carrier Business of PLDT-Smart, he was able to transform and lead these business units into unprecedented heights. His expanded role as CRO encompasses and integrates the Home, Wireless, Enterprise, International and ICT businesses across PLDT and Smart.

Alex O. Caeg is appointed Head of WCD Sales and Distribution of Smart effective December 1, 2016. Mr. Caeg is one of the pioneer senior executives in wireless and has been responsible for steadily steering the international and Carrier Business of PLDT and Smart, and will now move on to drive sales and revenues generation in Smart.

Ray C. Espinosa is appointed Chief Corporate Services Officer (CCSO) effective December 1, 2016. A seasoned senior executive, as CCSO, he will provide more focus on managing, organizing and synchronizing more effectively corporate services related functions including: (i) Corporate Affairs and Legal Services, (ii) Regulatory Affairs and Policies, (iii) Supply Chain Management, (iv) Property and Facilities Management, (v) Asset Protection and Risk Management, (vi) Business Continuity and Resilience, (vii) Data Privacy as well as (viii) Corporate Communications and Public Affairs.

Ralph W. Brunner is appointed Chief Customer Experience and Data Analytics Advisor effective January 1, 2017. As a seasoned marketing strategist and CX expert, and formerly serving as SVP, Global Marketing Strategy, Advanced Data Analytics, and Chief Marketing Officer, Asia, for Metropolitan Life Insurance, one of the largest life insurance companies in the world, with headquarters in New York City, he will be responsible for spearheading and synchronizing the business analytics functions and championing the CX philosophy and culture across PLDT.

Jerry D. Brace is appointed Chief Information Advisor effective September 12, 2016. Jerry shall oversee the overall design, development and implementation of short and long term IT strategies for the PLDT Group and will act as invaluable resource for recognizing important new technologies, as well as provide the technical vision and expertise to complement the PLDT Groups’ business vision.

Liza S. Sichon is appointed Chief People and Culture Officer effective December 1, 2016. A seasoned Global HR practitioner, Liza has previously held top level executive human resources positions across the Americas, Europe, Middle East and Africa, Asia Pacific and Latin America in high tech, financial and health care industries. Previous posts she handled include being the VP Human Resources, HR Transformation, Communications and Operations for Hewlett Packard, and VP International: Mergers & Acquisitions Human Resources for Avaya, Inc.

Keith D. Walter is appointed IT Transformation Advisor of the Business Transformation Office (BTO) effective October 23, 2016. Keith is a senior executive with over 30 years of management and technical experience with leading telecoms, high tech and retail companies internationally with a proven record of achievement in enterprise transformation programs, management consulting and system architecture.

Carlo S. Ople is appointed Enterprise, International and Carrier Business Digital Marketing Strategy Head effective December 1, 2016. Carlo is a multi-awarded and veteran digital marketing executive with a wealth of experience across various disciplines. He was formerly Managing Partner and Director of DM9-Digit, the reigning 4As Digital Agency of the Year. He is also the founder of and editor-in-chief of Unbox.ph, a technology and gadget website that has over 1 million unique visitors per month.

Joseph Nelson M. Ladaban is appointed PLDT Group Corporate-wide Chief Credit, Collection, and Churn Management Officer effective September 1, 2016. His role will involve supervising overall credit quality and harmonizing credit policies and processes across the group.

Winston Damarillo, heads PLDT Capital, holding company of the Company’s investments in Internet/OTT companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : Asst. Corporate Secretary

Date: November 15, 2016